UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

MSP Recovery, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

553745 100

(CUSIP Number)

c/o Oliver SPV Holdings, LLC

822 Oliver Street

Woodmere, NY 11598

(305) 573-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 553745 100

1.	Names of Reporting Persons Oliver SPV Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 59,549,998 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 59,549,998 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,549,998
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 47.2% (2)
12.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages are presented as shares of Class A Common Stock, par value $0.0001 per share of MSP Recovery, Inc., a Delaware corporation (“Issuer”), on an as-converted basis.

(1)	Consists of: (i) 549,998 shares of Class A Common Stock; and (ii) 59,000,000 Class A Common Stock issuable upon the exercise of warrants issued on May 27, 2022, each to purchase one share of Class A Common Stock at an exercise price of $11.50 per share and exercisable within 60 days after May 27, 2022 (the “New Warrants”).

(2)	The percentage of class was calculated based on 67,173,336 shares of Class A Common Stock outstanding as of June 30, 2022 and assuming the conversion of all New Warrants owned by Oliver SPV Holdings LLC into Class A Common Stock, in accordance with Rule 13d-3(d)(1)(i) under the Act.

EXPLANATORY NOTE

Item 1.

(a)	Name of Issuer: MSP Recovery, Inc., a Delaware corporation.

(b)	Address of Issuer’s Principal Executive Offices: 2701 Le Jeune Road, Floor 10, Coral Gables, Florida 33134.

Item 2. Identity and Background

(a)	Name of Person Filing: Oliver SPV Holdings, LLC.

(b)	Address of Principal Business Address or, if none, Residence: 822 Oliver Street, Woodmere, NY 11598.

(c)	Citizenship: Delaware.

(d)	Title of Class of Securities: Class A Common Stock.

(e)	CUSIP Number: 553745 100.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Schedule 13G is true, complete and correct.

Date: July 1, 2022

OLIVER SPV HOLDINGS LLC

By:	/s/ Alan Rubenstein
Name: Alan Rubenstein
Title: Manager